

SI   18006393

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEE MAIL BROKERING
Received

MAR 05 2018

WASH. D.C.

SEC FILE NUMBER
8-68896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewood Advisors, Inc

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Jefferson Street #330

                          (No. and Street)

Milwaukee   Wisconsin   53202

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC

                     (Name – if individual, state last, first, middle name)

4811 South 76th Street, Suite 415   Greenfield   Wisconsin   53220

     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Robert Jansen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bridgewood Advisors, Inc _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

State of Wisconsin
County of Milwaukee

This Document was signed before me

by Robert Jansen.

_____
Notary Public

Dylan Rettke   My commission expires 2/2/2020.

~~~~~~

_____
                Signature

_____
                Title   Managing Director

NOTARY PUBLIC
DYLAN
RETTKE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bridgewood Advisors, Inc.
Milwaukee, Wisconsin

We have audited the accompanying statement of financial condition of Bridgewood Advisors, Inc. as of December 31, 2017. These financial statements are the responsibility of Bridgewood Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewood Advisors, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Bridgewood Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Bridgewood Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 19, 2018

BRIDGEWOOD ADVISORS INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS

Cash	$	330,174
Accounts Receivable		39,646
Prepaid Expenses		6,411
Total Current Assets		376,231

PROPERTY AND EQUIPMENT, NET 9,388

DEPOSITS 2,577

Total Assets $ 388,196

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	8,515
Unearned Revenue		30,000
Other Accrued Liabilities		189,578
Total Current Liabilities		228,093

STOCKHOLDERS' EQUITY 160,103

Total Liabilities and Stockholders' Equity $ 388,196

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Bridgewood Advisors Inc. (the Company) was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting non-core corporate divisions and product lines.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customers' funds or securities are held or under the control of the Company.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2017, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized between three and seven years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the Internal Revenue Code (IRC) and similar state law. Instead of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2014 and Wisconsin income tax examinations for years ending before December 31, 2013.

Advertising

Advertising costs are charged to operations when incurred.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 20, 2018, the date these financial statements were issued, for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met:

Persuasive evidence of an arrangement exists - Contracts are generally used to determine the existence of an arrangement.

Delivery has occurred - Customer acceptance is used to verify delivery.

The fee is fixed or determinable - The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

Collectability is reasonably assured - The Company assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Long-Lived Assets

The Company evaluates long-lived assets, including property, plant and equipment for impairment whenever facts and circumstances indicate that the carrying value of the assets may not be recoverable. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. There was no change in the carrying amount of long-lived assets during 2017.

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital and required net capital were $102,081 and $15,206, respectively. The ratio of aggregate indebtedness to net capital was 2.234 to 1.

NOTE 3   STOCKHOLDERS' EQUITY

Stockholders' equity consists of the following:

	Amount
Common Stock	$ 20
Additional Paid-In Capital	117,980
Retained Earnings (Deficit)	42,103
Total	$ 160,103

Common stock consists of 9,000 shares authorized; 2,000 shares issued and outstanding at $0.01 par value.

NOTE 4   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Amount
Furniture	$ 8,700
Office Equipment	7,461
Computers and Software	22,463
Leasehold Improvements	10,261
Less: Accumulated Depreciation	(39,497)
Total	$ 9,388

Depreciation for the year ended December 31, 2017 amounted to $3,955.

NOTE 5   EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) for the benefit of its employees. The 401(k) Plan is available to all employees who have attained 21 years of age and who have completed one year of service to the Company. The 401(k) Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of participants' compensation, and a discretionary employer contribution as determined annually. The Company's safe harbor and profit sharing contributions for the year ended December 31, 2017 were $13,731 and $73,638, respectively.

During 2017 the Company started a Cash Balance Plan and Trust (the Cash Balance Plan). The Cash Balance Plan is available to certain employees who have attained 21 years of age and who have completed one year of service to the Company. Annually, the Company is required to contribute an actuarially determined amount to the plan sufficient to fund the benefits provided under the Cash Balance Plan. Contributions vary based on such factors as the covered participants' ages and the trust's investment gains and losses. Participants become fully vested after providing three years of vesting service to the Company.

NOTE 5   EMPLOYEE BENEFITS, CONTINUED

The Company contribution for the year ended December 31, 2017 totaled $100,500 and is included in payroll and related expenses on the statement of income. At December 31, 2017, the remaining contribution accrual totaled $100,500 and is included in other accrued liabilities on statement of financial condition.

NOTE 6   CONCENTRATIONS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

NOTE 7   OPERATING LEASE

Office space is leased under an operating lease agreement that expires December 2021. Total office lease expense was $27,360 for the year ended December 31, 2017. Future minimum office lease payments as of December 31, 2017 are as follows:

BRIDGEWOOD ADVISORS INC
SCHEDULE I: COMPUTATION OF AGGREGATED INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
YEAR ENDED DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS

Accounts Payable	$	8,515
Unearned Revenue		30,000
Accrued Expenses		189,578
Total Aggregate Indebtedness		228,093
Minimum Required Net Capital (6 2/3% of Aggregate Indebtedness)		15,206
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer		15,206

Computation of Basic Net Capital Requirement

Stockholders' Equity	160,103
Deductions:	
Receivables	(39,646)
Prepaid Expenses	(6,411)
Property and Equipment	(9,388)
Other Assets	(2,577)
Net Capital	102,081
Net Capital Requirement (Minimum)	15,206
Capital in Excess of Minimum Requirement	$ 86,875
Ratio of Aggregate Indebtedness to Net Capital	2.234 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Bridgewood Advisors Inc. is Exempt from Rule 15c3-3 under the Provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Bridgewood Advisors Inc. is Exempt from Rule 15c3-3 under the Provision of Rule 15c3-3(k)(2)(i).

Bridgewood Advisors Inc
December 31, 2017
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Bridgewood Advisors Inc. and included in the Company's unaudited FOCUS report as of December 31, 2017.

Jendrach Accounting & Professional Services, LLC
4811 South 76ᵗʰ Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Bridgewood Advisors Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Bridgewood Advisors Inc, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridgewood Advisors Inc's compliance with the applicable instructions of Form SIPC-7. Bridgewood Advisors Inc's management is responsible for Bridgewood Advisors Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

Greenfield, Wisconsin
February 20, 2018



126 N. JEFFERSON ST., SUITE 330

MILWAUKEE, WISCONSIN 53202

414.434.7510 p   414.434.7520 f

BRIDGEWOODADVISORS.COM

SEG MAIL PROCESSING
Received

MAR 05 2018

WASH, D.C.

CONFIDENTIAL
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Greetings:

Please find the enclosed annual reports for Bridgewood Advisors Inc. Any questions may be directed to
Robert Jansen. Contact information is included below my signature.

Best regards,

Robert Jansen
Managing Director
Bridgewood Advisors Inc.
414-434-7512
rj@bridgewoodadvisors.com

Specialists in Mergers & Acquisitions

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bridgewood Advisors Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bridgewood Advisors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bridgewood Advisors Inc claimed an exemption from 17 C.F.R. §240.15c3-3 and Bridgewood Advisors Inc. stated that Bridgewood Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bridgewood Advisors Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridgewood Advisors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greenfield, Wisconsin

February 20, 2018

BRIDGEWOOD ADVISORS INC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017